SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For January 4, 2019
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Companhia de Saneamento Básico do Estado de São Paulo Board of Directors

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

Corporate Taxpayer’s ID (CNPJ): 43.776.517/0001-80

Company Registry (NIRE): 35.3000.1683-1

EXCERPT OF THE EIGHT HUNDRED AND SEVENTY-SEVENTH BOARD OF DIRECTORS’ MEETING

On December 10, 2018, at 7:00 p.m., the undersigned members of the Board of Directors of Companhia de Saneamento Básico do Estado de São Paulo – SABESP (“Company”) listed below met, on an extraordinary basis, at the call, via e-mail, of the Chairman of the Board of Directors, Mario Engler Pinto Junior, pursuant to the caput and paragraph six of Article 13 of the Bylaws, and resolved on the following matters on the agenda:

1.    Formalization of the agreement for the provision of water supply services and certain sanitary sewage services with the municipality of Guarulhos. Matter instructed based on the Resolution of the Board of Executive Officers no. 0354/2018, of November 27, 2018; Legal Counsel Opinion no. 0296/2018, of November 26, 2018; Legal Counsel/SSRH Opinion no. 165/2018; the Agreement for the Provision of Water Supply and Sanitary Sewage Utility Services in the Municipality of Guarulhos; APPENDIX I - Target Plan; APPENDIX II - Investment Plan; APPENDIX III - Economic and Financial Study; APPENDIX IV - Report of Assets and Rights; APPENDIX VI - Instrument of Awareness and Notification; APPENDIX VII - Performance indicators; APPENDIX VIII - Violations and Penalties; APPENDIX IX - Tariff Adjustment Plan; APPENDIX X - Investment Compatibility Strategy; and APPENDIX XI - Transfer of Assets and Services, all of which are filed in the meeting’s electronic folder. Pursuant to paragraph one of Article 25 of the Charter of the Board of Directors, the Board of Directors unanimously approved item 1 of the agenda for resolution, related to the formalization of the agreement for the provision of water supply services and certain sanitary sewage services with the municipality of Guarulhos.

2.    Agreement for Payment and Receipt of Debt - Guarulhos. Matter instructed based on (i) Resolutions of the Board of Executive Officers no. 0368/2018 and 0354/2018, of December 7, 2018 and November 11, 2018, respectively; (ii) Legal Counsel Opinion 326/2018, of July 7, 2018; (iii) the executive summary prepared by the Executive Assistant to the Chief Executive Officer, of December 2018; (iv) the memorandum on Guarulhos Legal Actions, prepared by law firm Rubens Naves Santos Jr Advogados, dated December 5, 2018; (v) Internal Communication FT/FTE 037/18 on "Municipality of Guarulhos - Economic Value of the Operation", of December 4, 2018; (vi) Fipecafi’s Technical Opinion "Pricing of Debt Due to Sabesp by the Municipality of Guarulhos for Non-Payment for Wholesale Water Supply", of February2018; (vii) the Accounting Memorandum on "Contractualization with the Municipality of Guarulhos", dated November 11, 2018; (viii) the tax opinion on the "Debt Agreement and Concession of Utility Service (Guarulhos/SP)", of FF Advogados, dated November 29, 2018; (ix) the Word file with the summary of legal proceedings (0129907-25.2007.8.26.0053, 0016410-15.2001.8.26.0224, 0407699-08.1999.8.26.0100, 0013420-16.2000.8.26.0053, 0017532-57.2002. 8.26.0053) related to the credits object of the Agreement; (x) the Certificate of the Court of Justice of São Paulo State, referring to General Management Process 9000766-30.2015.8.26.0500, of November 26, 2018; (xi) the Guarulhos debt statement - new DEPRE calculation, of October 2018; (xii) the draft of the Agreement for Payment and Receipt of Debt, between the Municipality of Guarulhos, SAAE - Guarulhos Autonomous Water and Sewage Service and SABESP - Companhia de Saneamento Básico do Estado de São Paulo; and (xiii) the Technical Opinion on the Accounting Effects arising from the Agreement for Payment and Receipt of Debt with the Municipality of Guarulhos - Executive Summary of FIPECAFI’s Opinion, dated December 2018, all of which are filed in the meeting’s electronic folder. Pursuant to item XXII of Article 14 of the Bylaws, the Board of Directors unanimously approved item 2 of the agenda for deliberation, related to the Agreement for Payment and Receipt of Debt - Guarulhos.

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Companhia de Saneamento Básico do Estado de São Paulo Board of Directors

(...)

The minutes were signed by the members of the Board of Directors: Mario Engler Pinto Junior, Ernesto Rubens Gelbcke, Francisco Luiz Sibut Gomide, Francisco Vidal Luna, Karla Bertocco Trindade, Lucas Navarro Prado, Luís Eduardo Alves de Assis, Reinaldo Guerreiro, Rogério Ceron de Oliveira and Sergio Ricardo Ciavolih Mota.

This is a free translation of the excerpt of the minutes that will be drawn up in the book of minutes of Board of Directors’ meetings.

São Paulo, December 13, 2018.

Mario Engler Pinto Junior	Marialve S. Martins
Chairman of the Board of Directors	Secretary of the Board of Directors

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: January 4, 2019

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.